United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

36Kr Holdings Inc.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

G8828K 101
(CUSIP Number)

Tel: +86 10 5825-4188

5-6/F, Tower A1, Junhao Central Park Plaza

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing, People’s Republic of China, 100026
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8828K 101	13D

1		Names of Reporting Persons Dagang Feng
2	Check the Appropriate Box if a Member of a Group Not Applicable	(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 105,385,912(1)
	8	Shared Voting Power 58,749,000(2)
	9	Sole Dispositive Power 105,385,912(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 164,134,912
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 15.7%(3)
14		Type of Reporting Person IN

(1)  Represents (i) 23,553,600 Class A ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Lording Global Limited and ultimately controlled by The Lording Trust. The Lording Trust is a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Dagang Feng is the settlor of the trust, and Dagang Feng and his family members are the trust’s beneficiaries; (ii) 54,958,400 Class B ordinary shares held by Palopo Holding Limited; and (iii) 26,873,912 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this amendment to the Schedule 13D filed by the undersigned on March 10, 2022 (“Schedule 13D/A”). Each Class B ordinary share is entitled to 25 votes and each Class A ordinary share is entitled to one vote.

(2)  Represents (i) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu; and (ii) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited.

Palopo Holding Limited entered into an acting-in-concert agreement with 36Kr Heros Holding Limited in September 2019, pursuant to which the parties agreed to vote on the matters that require action in concert, with respect to all shares held by the parties, and if the parties thereof are unable to reach a unanimous consensus in relation to the matters requiring action in concert, a decision made by Palopo Holding Limited will be deemed a decision unanimously passed by the parties and will be binding on the parties.

(3)  Based on an aggregate of 1,042,287,119 ordinary shares of the Issuer as a single class, being the sum of (i) 919,330,507 Class A ordinary shares outstanding as of March 31, 2022, (ii) 96,082,700 Class B ordinary shares outstanding as of March 31, 2022, and (iii) 26,873,912 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this Schedule 13D/A.

CUSIP No. G8828K 101	13D

1		Names of Reporting Persons Palopo Holding Limited
2	Check the Appropriate Box if a Member of a Group Not Applicable	(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 78,512,000(1)
	8	Shared Voting Power 58,749,000(2)
	9	Sole Dispositive Power 78,512,000(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 137,261,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 13.5%(3)
14		Type of Reporting Person CO

(1) Represents (i) 23,553,600 Class A ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands; and (ii) 54,958,400 Class B ordinary shares held by Palopo Holding Limited. Each Class B ordinary share is entitled to 25 votes and each Class A ordinary share is entitled to one vote.

(2) Represents (i) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu; and (ii) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited.

Palopo Holding Limited entered into an acting-in-concert agreement with 36Kr Heros Holding Limited in September 2019, pursuant to which the parties agreed to vote on the matters that require action in concert, with respect to all shares held by the parties, and if the parties thereof are unable to reach a unanimous consensus in relation to the matters requiring action in concert, a decision made by Palopo Holding Limited will be deemed a decision unanimously passed by the parties and will be binding on the parties.

(3) Based on an aggregate of 1,015,413,207 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 919,330,507 Class A ordinary shares outstanding as of March 31, 2022 and (ii) 96,082,700 Class B ordinary shares outstanding as of March 31, 2022.

CUSIP No. G8828K 101	13D

1		Names of Reporting Persons Qianren LP
2	Check the Appropriate Box if a Member of a Group Not Applicable	(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0
14		Type of Reporting Person PN

CUSIP No. G8828K 101	13D

This Schedule 13D/A amends and supplements the Schedule 13D filed by the undersigned on March 10, 2022, as specifically set forth herein.

Item 4.	Purpose of Transaction.

The information set forth in Item 4 of the Schedule 13D is supplemented as follows:

On October 3, 2022, Qianren LP distributed all of the 6,070,880 ADSs representing 151,772,000 Class A ordinary shares of the Issuer to its limited partners. As such, Qianren LP no longer holds any ownership interests in the ordinary shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 5 of the Schedule 13D is amended as follows:

(a) – (b)

The following information with respect to the ownership of the Class A ordinary shares by each of the Reporting Persons is provided as of the date of this Statement:

							Shared
						Sole power to	power to
					Shared	dispose or to	dispose or to	Percent of
	Amount			Sole power to	power to vote	direct the	direct the	aggregate
	beneficially	Percent of		vote or direct	or to direct	disposition	disposition	voting
Reporting Person	owned:	class:		the vote:	the vote:	of:	of:	power:
Dagang Feng	164,134,912	15.7	%(1)	105,385,912	58,749,000	105,385,912	0	73.8	%(3)
Palopo Holding Limited	137,261,000	13.5	%(2)	78,512,000	58,749,000	78,512,000	0	73.6	%(4)
Qianren LP	0	0		0	0	0	0	0

(1)           Based on an aggregate of 1,042,287,119 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 919,330,507 Class A ordinary shares outstanding as of March 31, 2022, (ii) 96,082,700 Class B ordinary shares outstanding as of March 31, 2022, and (iii) 26,873,912 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this Schedule 13D/A.

(2)           Based on an aggregate of 1,015,413,207 ordinary shares of the Issuer as a single class, being the sum of (i) 919,330,507 Class A ordinary shares outstanding as of March 31, 2022 and (ii) 96,082,700 Class B ordinary shares outstanding as of March 31, 2022.

(3)           Represents (i) 23,553,600 Class A ordinary shares held by Palopo Holding Limited; (ii) 54,958,400 Class B ordinary shares held by Palopo Holding Limited; (iii) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited; (iv) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited; and (vi) 26,873,912 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this Schedule 13D/A. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to 25 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(4)          Represents (i) 23,553,600 Class A ordinary shares held by Palopo Holding Limited; (ii) 54,958,400 Class B ordinary shares held by Palopo Holding Limited; (iii) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited; and (iv) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to 25 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G8828K 101	13D

(c)       Except as described in Item 4, during the past 60 days neither the Reporting Person nor any of the Related Persons has effected any transactions in the Class A ordinary shares.

(d)       To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons and its shareholders or partners) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Securities.

(e)       Not applicable.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement, dated as of October 3, 2022, by and among Dagang Feng, Palopo Holding Limited and Qianren LP.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2022

Dagang Feng

	By:	/s/ Dagang Feng
	Name:	Dagang Feng

Palopo Holding Limited

By:	/s/ Dagang Feng
Name:	Dagang Feng
Title:	Director

Qianren LP

By:	Palopo Holding Limited, as its general partner

By:	/s/ Dagang Feng
Name:	Dagang Feng
Title:	Director